Exhibit 99.1

Sinovac Announced Buildup of Two Billion Annual Capacity of Its COVID-19 Vaccine

BEIJING, April 1, 2021--Sinovac Biotech Ltd. (“Sinovac” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that the third production line of CoronaVac®, its COVID-19 vaccine, was completed and put into commercial production. Including this new production line, Sinovac’s annual capacity of CoronaVac® has reached 2 billion doses. At this time, over 200 million doses of CoronaVac have been delivered to over 20 countries, including China. It is estimated that over 100 million doses of CoronaVac have been administered during the vaccination rollout in different countries. The safety and effectiveness of CoronaVac® has been proven gradually along with the rollout of the vaccination around the world.

In the capacity expansion process, Sinovac adhered to the most stringent requirements and did not sacrifice quality for speed and expansion. The new production line has been inspected by China’s National Medical Products Administration (NMPA) in compliance with quality specifications.

Thus far, Sinovac’s COVID-19 vaccine received emergency use approval (EUA), or conditional marketing authorization, by over 30 countries. The facility and quality management system of CoronaVac has been inspected by China, Brazil, Indonesia, Chile, Singapore, and Saudi Arabia, as well as the World Health Organization (“WHO”). The large-scale production of hundreds of batches of COVID-19 vaccine proved that the vaccine production process is controllable and the quality is reliable.

Sinovac will continue to promote the production, supply, and various research studies of CoronaVac®, in order to ensure quality and safety, strive to meet the pandemic prevention and control needs, and make positive contributions to the availability and affordability of the COVID-19 vaccine on a global basis.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent Pneumococcal Polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Sinovac’s COVID-19 vaccine, CoronaVac, has been granted emergency use approval or conditional marketing authorization by over 30 countries or region worldwide. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine and combined vaccines. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

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Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

ICR Inc.

Bill Zima

Tel: +1-646-308-1707

Email: william.zima@icrinc.com

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